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Julia Forbess

jforbess@fenwick.com | 415.875.2420

January 20, 2023

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attention: Ibolya Ignat

Daniel Gordon

Daniel Crawford

Tim Buchmiller

Re:	Graybug Vision, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed December 14, 2022
File No. 001-39538

Ladies and Gentlemen:

On behalf of Graybug Vision, Inc. (the “Company”), we are concurrently transmitting herewith the Company’s Revised Preliminary Proxy Statement on Schedule 14A (the “Revised Preliminary Proxy Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated January 11, 2023 (the “Letter”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A as submitted by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on December 14, 2022. The numbered paragraphs below correspond to the numbered comments in the Letter, and the Staff’s comments are presented in bold italics. Capitalized terms used in this letter but not otherwise defined herein have the meanings set forth in the Revised Preliminary Proxy Statement.

U.S. Securities and Exchange Commission

Attention: Ibolya Ignat, Daniel Gordon, Daniel Crawford, Tim Buchmiller

January 20, 2023

Preliminary Proxy Statement on Schedule 14A

CalciMedica, Inc., page 10

1.

We note your disclosure that Auxora has demonstrated a favorable safety profile. Please note that determinations of safety and efficacy are solely within the authority of the FDA and comparable regulatory bodies; therefore, please revise your prospectus to remove all references and/or implications of safety and efficacy.

In response to the Staff’s comment, the Company has revised the prospectus to remove all references and/or implications of safety and efficacy on page 10 of the Revised Preliminary Proxy Statement.

Private Placement, page 17

2.

We note your description of the securities purchase agreement here and on page 156. In your description of the agreement, please identify each purchaser who is purchasing shares pursuant to such agreement and who is expected to be a beneficial owner of 5% or more of the outstanding shares of the combined company following the financing and merger.

In response to the Staff’s comment, the Company has revised its disclosure on pages 157 and 158 of the Revised Preliminary Proxy Statement.

Risks Related to the Merger, page 23

3.

We note your disclosure on page 143 that the representations and warranties contained in the merger agreement will terminate at the effective time of the merger. Please include appropriate risk factor disclosure.

In response to the Staff’s comment, the Company has revised its disclosure on page 28 of the Revised Preliminary Proxy Statement.

The bylaws of the combined company will provide that the Court of Chancery of the State of Delaware is the exclusive forum..., page 90

4.	Please revise your risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs for stockholders to bring a claim.

U.S. Securities and Exchange Commission

Attention: Ibolya Ignat, Daniel Gordon, Daniel Crawford, Tim Buchmiller

January 20, 2023

In response to the Staff’s comment, the Company has revised its disclosure on pages 91 and page 92 of the Revised Preliminary Proxy Statement.

Opinion of Graybug’s Financial Advisor, page 106

5.

Please supplementally provide us with copies of all materials prepared by Piper Sandler and shared with your board of directors and their representatives, including any board books, transcripts and summaries of oral presentations, that were material to the board’s decision to approve the merger and the transactions contemplated thereby.

In response to the Staff’s comment, the confidential materials prepared by Piper Sandler since July 1, 2022 as presented to the board of directors of the Company (the “Graybug Board”) is being provided directly to the Staff by O’Melveny & Myers LLP, as counsel to Piper Sander, under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended (the “Rule”). In accordance with such Rule, such materials are being provided together with a request that these materials be returned promptly following completion of the Staff’s review thereof. Such materials are not, and will not be, filed with or deemed to be part of the Revised Preliminary Proxy Statement, including any revisions or amendments thereto. By separate letter, request for confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83 will be made by Piper Sander.

Financial Analyses of CalciMedica, page 108

6.

Please revise to disclose whether Piper Sandler excluded any companies or transactions meeting the selection criteria from its selected public companies analysis and its selected IPOs analysis. If so, revise to state why Piper Sandler excluded the companies or transactions. If Piper Sandler used additional factors in its selection criteria other than professional judgment and companies with small molecule drug development that targeted specialty indications (excluding oncology) with lead product candidates in Phase 2 stage clinical trials, discuss those factors. For example, without limitation, describe whether Piper Sandler considered the number of product candidates each company was developing, the clinical development of each product candidate for each indication and how Piper Sandler considered the addressable market (including the expected dosing period of Auxora) in the selection criteria since CalMedica appears to be pursuing acute indications.

In response to the Staff’s comment, the Company has revised its disclosure on pages 109 and 111 of the Revised Preliminary Proxy Statement.

U.S. Securities and Exchange Commission

Attention: Ibolya Ignat, Daniel Gordon, Daniel Crawford, Tim Buchmiller

January 20, 2023

Discounted Cash Flows Analysis, page 110

7.

Please expand your disclosure here to provide the industry standards published by BIO of the statistical probability in achieving specified development milestones by biotechnology companies that Graybug used to adjust CalciMedica’s estimates. Revise to explain how Graybug applied these statistical probabilities to adjust the CalciMedica projections. Revise to provide the CalciMedica projections provided to the Board and the data and assumptions underlying those projections. Discuss why you considered projections extending over a 16 year period to be reasonable given CalciMedica’s current stage of development.

In response to the Staff’s comment regarding the BIO adjustments, the Company has revised its disclosure on page 112 of the Revised Preliminary Proxy Statement.

Additionally, the Company has revised pages 119 and 120 of the Revised Preliminary Proxy Statement to describe the assumptions underlying the Financial Projections presented to the Graybug Board, including specified probability of success adjustments.

In response to the Staff’s comment regarding the selection of a 16-year projection period, the Company has revised its disclosure on pages 112 and 120 of the Revised Preliminary Proxy Statement.

Graybug-Adjusted CalciMedica Management Projections, page 117

8.

Disclose and explain the bases for and the nature of the material assumptions referenced in the first full paragraph on page 118 that underlie the line items presented in the Financial Projections summary table. Please ensure that the level of detail provided is sufficient for a shareholder to evaluate and understand the reasonableness of the assumptions, uncertainties and/or contingencies underlying the projections as well as the inherent limitations on the reliability of projections in order to make informed decisions. In regard to the total revenue and EBITDA projected amounts, please specifically address the growth rates as well as disclose your assumptions as to which product candidates were assumed to have received approvals and identify the jurisdictions in which such approvals were assumed to be received by period. Clearly disclose the limitation that regulatory approval is outside of your control.

U.S. Securities and Exchange Commission

Attention: Ibolya Ignat, Daniel Gordon, Daniel Crawford, Tim Buchmiller

January 20, 2023

In response to the Staff’s comment, the Company has revised its disclosures on page 119 of the Revised Preliminary Proxy Statement to reflect the fact that it was Piper Sandler that made the adjustments to the CalciMedica Inc. (“CalciMedica”) projections.

In addition, the Company has revised its disclosure on pages 120 and 121 of the Revised Preliminary Proxy Statement to describe the assumptions underlying the Financial Projections and to disclose the limitation that regulatory approval is outside of CalciMedica’s control.

9.

You note on page 118 that the Financial Projections cover multiple years, and that this information by its nature becomes subject to greater uncertainty with each successive year. With respect to the length of the projections, please disclose the basis for projections beyond year five, including if the forecasts reflect more than simple assumptions about growth rates. Explain how management and the board relied upon the Financial Projections and how they determined that they are reasonable, particularly in light of the extensive length of the forecasts and since CalciMedica is a clinical stage company with limited operations and no approved products. Specifically, address the reliability of the projections related to the later years presented.

Please see the Company’s response to question 8, which the Company believes will adequately address the majority of the Staff’s disclosure request. With regard to how the Company’s management and Graybug Board relied upon the Financial Projections, the Company has revised its disclosure on pages 120 of the Revised Preliminary Proxy Statement.

Conditions to the Completion of the Merger, page 136

10.	Please clarify whether the CalciMedica private placement for an aggregate purchase price of $10.3 million is a condition to closing and, if so, whether such condition is waivable.

In response to the Staff’s comment, the Company has revised its disclosure on pages 3, 17, 28, 33 and 157 of the Revised Preliminary Proxy Statement.

Plan Administration, page 170

11.

We note your disclosure that the combined company’s board of directors generally has the authority, without the approval of stockholders, to reprice outstanding options or stock appreciation rights. Please include appropriate disclosure as to whether proxy advisory firms could find such repricing without stockholder approval contrary to a performance based pay philosophy.

U.S. Securities and Exchange Commission

Attention: Ibolya Ignat, Daniel Gordon, Daniel Crawford, Tim Buchmiller

January 20, 2023

In response to the Staff’s comment, the Company has revised its disclosure on pages 92, 93 and 172 of the Revised Preliminary Proxy Statement.

CalciMedica Business

Overview, page 183

12.	Please revise to remove statements that CalciMedica is developing “first-in-class” therapeutics as such statement are speculative given CalciMedica’s current stage of development.

In response to the Staff’s comment, the Company has revised its disclosure on pages 10, 185, 190 and 247 of the Revised Preliminary Proxy Statement.

13.

We note CalciMedica states on pages 183, 188, and 244 that it believes it is “the leading company in the discovery and development of CRAC channel inhibitors.” Please revise to provide the basis for this statement.

In response to the Staff’s comment, the Company has revised its disclosure on pages 185, 190 and 247 of the Revised Preliminary Proxy Statement.

14.

We note the statement on page 183 and elsewhere regarding CalciMedica’s CRSPA trial that “all patients who have received a full course of therapy have had rapid resolution of their symptoms.” Please revise to provide the data supporting this claim, including the typical timeframe for symptom resolution using the current standard of care. Please also indicate whether the results of this trial for the first cohort were statistically significant.

In response to the Staff’s comment, the Company respectfully advises the Staff that the claim is a summary of the CRSPA trial results based on preliminary, unpublished data. Publication of the CRPSA trial data is planned for later this year. The Company has revised its disclosure on pages 185, 188, 204 and 248 of the Revised Preliminary Proxy Statement to state that the claim is a summary of the trial results based on preliminary, unpublished data and that this is a single arm open-label trial and no statistical analysis with a comparator group has been performed.

U.S. Securities and Exchange Commission

Attention: Ibolya Ignat, Daniel Gordon, Daniel Crawford, Tim Buchmiller

January 20, 2023

15.

We note your disclosure on page 183 and elsewhere that you intend to seek an accelerated approval designation from the FDA. Please revise to include balancing disclosure that an accelerated approval pathway may not lead to a faster development or regulatory review or approval process and does not increase the likelihood that your product candidate will receive marketing approval.

In response to the Staff’s comment, the Company has revised its disclosure on pages 186, 188, 190, 203, 204 and 248 of the Revised Preliminary Proxy Statement.

Our Pipeline, page 184

16.

We note your disclosure on page 39 that you plan to conduct a significant portion of the ongoing CARPO trial in India. Please revise to disclose the regulatory status and any development and marketing plans for CalciMedica’s product candidates for AP in India. To the extent that you are conducting your clinical trials in foreign jurisdictions and plan to seek FDA approval, please include risk factor disclosure indicating that the FDA may require you to conduct additional trials if it does not accept data from your trials or believes that additional data is necessary to supplement your trial data.

In response to the Staff’s comment, the Company has revised its disclosure on pages 41 and 188 of the Revised Preliminary Proxy Statement.

Auxora for the treatment of Acute Kidney Injury, page 186

17.	Please disclose the basis for your disclosure that you may be in a position to initiate a Phase 2 trial for your acute kidney injury indication without having to conduct a phase 1 clinical trial.

In response to the Staff’s comment, the Company has revised its disclosure on pages 188 and 209 of the Revised Preliminary Proxy Statement.

Auxora, a Selective CRAC Channel Inhibitor, page 192

18.

Please revise your disclosure on page 192 to remove the statement that Auxora is particularly well-suited for the treatment of acute critical illnesses because it creates an improper inference that Auxora is safe and effective and such determinations may only be made by the FDA or similar regulator.

U.S. Securities and Exchange Commission

Attention: Ibolya Ignat, Daniel Gordon, Daniel Crawford, Tim Buchmiller

January 20, 2023

In response to the Staff’s comment, the Company has revised its disclosure on page 194 of the Revised Preliminary Proxy Statement.

Unaudited Pro Forma Condensed Combined Financial Statements, page 261

19.

You disclose that while Graybug is planning to to sell its technology, such sale has not been finalized as of the date of your proxy statement, and is only expected to occur shortly after the consummation of the planned merger. Accordingly, the sale transaction is not reflected in the unaudited pro forma condensed combined financial statements. Please tell us why you believe the merger should be accounted for as a reverse recapitalization, and your consideration of accounting for the transaction under ASC 805, given that Graybug Vision Inc. does not appear to be a public shell. Explain to us your consideration of the criteria in ASC 805-10-55-10 through 55-15 in establishing the accounting for the planned merger. In addition, please tell us why it was considered appropriate to not present pro forma adjustments for non-recurring items separately.

In response to the Staff’s comment, the Company has addressed the components of the comment as follows:

In the initial filing of the Company’s PREM14A on December 14, 2022, the Company was in negotiations to sell its most advanced asset in the development stage to an interested buyer; however, subsequent to the initial filing, these negotiations are no longer occurring as the parties could not agree to the terms. Currently, the Company is pursuing several indications of interest for the sale of its in-process research and development technology, but believes that the aggregate value likely to be received for its technology, if any, would be de-minimis in relation to the cash, cash equivalents and short-term investments, which represent approximately 96% of total assets. Accordingly, the Company has revised its disclosure on page 265 of the Revised Preliminary Proxy Statement to remove the paragraph regarding the Company’s expectations to finalize the terms of the sale of its technology in the development stage prior to the consummation of the merger.

With regard to the Staff’s comment related the consideration of the criteria in ASC 805-10-55-10 through 55-15 in establishing the accounting for the planned merger the Company notes the following:

In determining which entity is the accounting acquirer, consideration was given to the existence of a controlling financial interest that includes evaluating the relative voting rights following the merger and composition of the company’s board of directors and senior management (i.e., the governing body) post-merger. Immediately following the effective time of the merger and as further described in the Revised Preliminary Proxy Statement, CalciMedica’s equity holders are expected to own or hold rights to acquire 71.4% of the post-merger company and the Company’s equity holders will own 28.6%. There will be no large minority voting interests in the post-merger company and the board of directors of the post-merger company will comprise a total of seven members, of which five will be designated by CalciMedica and two will be designated by the Company. As a result, CalciMedica’s equity holders will have the ability to control the board of directors of the post-merger company due to their majority presence on the board of directors. The composition of senior management after the merger will exclusively comprise the existing CalciMedica senior management team, as the Merger Agreement (as defined in the Revised Preliminary Proxy Statement) requires that all employees of the Company (that had not previously been terminated prior to the merger) be terminated immediately following the effective time of the merger. In addition, CalciMedica is purchasing the Company for a value which approximates the fair value of the Company’s assets, which would represent a premium to the Company’s market value based upon the price of its publicly traded stock at all times since the announcement of the transaction.

Next, the relative size of the combining entities was considered to determine if the value of the acquirer is larger than the acquiree. As of September 30, 2022, while the Company’s assets exceed CalciMedica’s assets on a book value basis, on a fair value basis, CalciMedica’s enterprise value greatly exceeds the Company’s, as indicated by the relative ownership percentages following the closing of the merger. Also, the Company has terminated all of its clinical stage programs but will continue to perform limited pre-clinical work until the merger closes, whereas CalciMedica continues to execute on its business and financing plans and continues to spend and advance its clinical and pre-clinical research and development. Therefore, it was determined that, based on these factors as a whole, CalciMedica’s relative size is significantly larger than the Company’s.

Based on consideration of ASC 805 and specifically ASC 805-10-55-10 through 55-15, it was determined that CalciMedica is the accounting acquirer.

The merger should be accounted for as a reverse recapitalization because the Company’s assets primarily consist of cash, cash equivalents and short-term investments with other assets. Approximately 96% of the Company’s identifiable assets as of September 30, 2022, are cash, cash equivalents and short-term investments that represent highly-liquid investments (treasuries). The only other identifiable assets comprise prepaids, right-of-use asset and other current and non-current assets for which their carrying value approximates fair value. As described above, the Company has preliminarily concluded that any fair value related to the Company’s in-process research and development would be de-minimis. In addition, no material changes in the ratio of cash, cash equivalents and short-term investments to total assets are anticipated at or prior to a planned closing of the merger. Accordingly, the acquisition of the Company in substance represents a capital transaction, equivalent to CalciMedica issuing equity for the net monetary assets of the Company.

With regards to the Staff’s comment on presenting pro forma adjustments for non-recurring items separately, reference was made to Article 11-02(a)(11)(i) of Regulation S-X which requires nonrecurring items to be disclosed. The Company kindly refers the Staff to pro forma adjustments “F”, and “G” on page 274 of the Revised Preliminary Proxy Statement which do separately disclose these pro forma adjustments in detail and characterize them as “one-time”.

* * * * * * *

U.S. Securities and Exchange Commission

Attention: Ibolya Ignat, Daniel Gordon, Daniel Crawford, Tim Buchmiller

January 20, 2023

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (415) 875-2420, or, in her absence, Rob Freedman at (206) 389-4524.

Sincerely,

/s/ Julia Forbess

Julia Forbess

FENWICK & WEST LLP

Cc	Frederic Guerard, Pharm.D., Chief Executive Officer
Robert S. Breuil, Chief Financial Officer
Graybug Vision, Inc.

Effie Toshav, Esq.
Rob Freedman, Esq.
Fenwick & West LLP

A. Rachel Leheny, Ph.D., Chief Executive Officer
CalciMedica, Inc.

Carlos Ramirez, Esq.
Cooley LLP